

January 7, 2022

William Brennan
Chief Executive Officer
Credo Technology Group Holding Ltd
1600 Technology Drive
San Jose, CA 95110

> **Re: Credo Technology Group Holding Ltd**
> **Registration Statement on Form S-1**
> **Filed January 3, 2022**
> **File No. 333-261982**

Dear Mr. Brennan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Exhibits

1. We note that Exhibit 10.17 contains a reference to an Exhibit E which does not appear in the filing. Please refile your exhibit with the omitted Exhibit E.

2. We note that counsel's opinion as to Sales Shares having been duly authorized, legally issued, fully paid, and non-assessable appears limited by the proviso, "Based solely of our inspection of the Register of Members." Please request counsel to separate or otherwise revise paragraph 3.2 of Exhibit 5.1 so that the foregoing opinion is not thus limited.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Perry Hindin at 202-551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alan Denenberg